PUBLIC



14046102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   __JANUARY 1, 2013__   AND ENDING   __DECEMBER 31, 2013__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **HAROLD H. OSHIMA**
D/B/A OSHIMA & ASSOCIATES

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 MERCHANTS ROW, 5th FLOOR
(No. and Street)

BOSTON	**MASSACHUSETTS**	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAROLD OSHIMA   **(617) 523-1527**
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	**FLORIDA**	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.



OATH OR AFFIRMATION

I, _____**HAROLD H. OSHIMA**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____**OSHIMA & ASSOCIATES**_____ , as of _____December_____ 31, __2013__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JEREMIAH P. AHERN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 15, 2019

2/16/14

_____
Public Notary

_____
Signature

PROPRIETOR
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Assets:

Cash and cash equivalents	$	7,312
Accounts receivable		17,096
Prepaid expenses		689
Furniture and equipment, net of accumulated depreciation of $ 6,287		1,132
Marketable securities available for sale		1,288
Deposits with clearing broker		241
	$	27,758

LIABILITIES AND OWNER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	610
		610

Owner's equity:

Owner's capital		24,951
Cumulative other comprehensive income		2,197
		27,148
	$	27,758

The accompanying notes are an integral part of these financial statements.